UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: August 3, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated August 3, 2012, entitled “Connected Transaction relating to the Coalbed Methane Resources Exploration and Development Cooperation Agreement”.

99.2	Press Release dated August 3, 2012, entitled “Yacheng 13-4 Gas Field Starts Production Successfully”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

CONNECTED TRANSACTION RELATING TO THE
COALBED METHANE RESOURCES EXPLORATION AND DEVELOPMENT COOPERATION AGREEMENT

The Board announces that on 3 August 2012, CNOOC China entered into the Agreement with CUCBM in connection with the exploration, development, production and sale of CBM and CBM products within the Contract Areas. The term of the Agreement commences on the Effective Date and expires on the later of (i) 30 years from the Effective Date, and (ii) the end of the production period of the last CBM Field in the Contract Areas, unless otherwise agreed by CNOOC China and CUCBM.

The Agreement will cover three phases, namely exploration, development and production periods. It is expected that the exploration period will be the initial five years from the Effective Date, which is further divided into two stages with the initial three years as the first stage and the following two years as the second stage. The actual duration of exploration period of particular field within the Contract Areas will vary depending on the progress of exploration in such area.

CNOOC China is a direct wholly owned subsidiary of the Company. CNOOC, the controlling shareholder of the Company, currently holds 50% of the equity interests in CUCBM. On the basis that CNOOC is entitled to exercise or control the exercise of 30% or more of the voting right at general meetings of CUCBM, CUCBM is an associate of the controlling shareholder of the Company and hence a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. CNOOC China, as the operator for the CBM operations within the Contract Areas, will carry out exploration and operational activities in the Contract Areas and will obtain certain participating interests and profit sharing in the relevant CBM Fields in the event that any commercial discovery has been made within the Contract Areas. The Agreement constitutes a connected transaction of the Company under Rule 14A.13(6) of the Listing Rules.

According to applicable PRC laws and regulations as well as the Agreement, CNOOC China must fulfil the annual minimum exploration work commitment and incur the minimum amount of exploration costs in every calendar year of the exploration period. As at the date of this announcement, CNOOC China expects to incur the total expenses of RMB9,933.3 million (the “Budgeted Expenses”), (being (1) the sum of RMB9,713.3 million for the initial three years of the exploration period, which includes (i) the minimum exploration costs of RMB330 million as required under the applicable PRC laws and regulations; (ii) the costs for the additional seismic survey, geological and geophysical studies, drilling and testing to increase the chance of successful discovery for the initial three years of the exploration period of approximately RMB2,016.7 million; and (iii) the preliminary development cost of approximately RMB7,366.6 million; and (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period). Whether CNOOC China or CUCBM intends to make further funding or expenditure to the cooperation arrangements under the Agreement is entirely contingent upon the commercial discovery of CBM within the Contract Areas.

Based on the Budgeted Expenses, the applicable percentage ratios (as defined in the Listing Rules) in respect of the production sharing arrangement under the Agreement will be less than 5%. Accordingly, the Agreement will be subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.  However, given that the total funding commitment under the Agreement cannot be determined at this stage, and in light of the long-term nature of the Agreement, the Board is of the view that the Agreement should nonetheless be subject to the Independent Shareholders’ approval according to Chapter 14A of the Listing Rules.

In view of the equity interests held directly or indirectly by CNOOC in OOGC and CNOOC BVI, OOGC and CNOOC BVI and their respective associates will abstain from voting in relation to the resolution approving the Agreement and the transactions contemplated thereunder. An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Agreement and the transactions contemplated thereunder, and Somerley Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

A circular containing, amongst other things, further information on the terms of the Agreement, a letter from the Independent Board Committee, a letter from the Independent Financial Adviser, together with a notice to convene an extraordinary general meeting to approve the Agreement and the transactions contemplated thereunder is expected to be issued to the Shareholders on 3 August 2012.

The Board announces that CNOOC China entered into the Agreement on 3 August 2012. Details of the Agreement are set out below.

The Agreement

Date:	3 August 2012
Parties:	CNOOC China CUCBM
Term:
The term of the Agreement commences on the Effective Date and expires on the later of (i) 30 years from the Effective Date, and (ii) the end of the production period of the last CBM Field in the Contract Areas, unless otherwise agreed by CNOOC China and CUCBM.

Operation and management of the joint arrangement:
Pursuant to the Agreement, CNOOC China will act as the operator for the CBM operations in the Contract Areas.

A joint management committee will be established by CNOOC China and CUCBM within 45 days from the Effective Date to manage the arrangements under the Agreement. The joint management committee will be composed of a total of eight representatives, four from each of CNOOC China and CUCBM. The chairman of the joint management committee will be nominated by CUCBM while the vice chairman of the joint management committee will be nominated by CNOOC China.

The joint management committee will be responsible for, among other things:

(1) reviewing and approving operational and budgetary plans prepared by the operator;

(2) determining the commercial viability of each CBM discovery;

(3) reviewing and adopting the overall development plan prepared by the operator; and

(4) approving significant procurements and expenditures, and insurance coverage, etc.

Decisions of the joint management committee shall be made unanimously through consultation. If representatives of the parties fail to reach agreement through consultation, CNOOC China’s proposal shall be adopted by the joint management committee provided that CNOOC China’s proposal does not conflict with the relevant terms of the Agreement. If both parties do not reach agreement on the issue whether CNOOC China’s proposal conflicts with the relevant terms of the Agreement, both parties should use their best endeavours to resolve the issue through consultation and in case CUCBM has any dispute regarding the adoption of CNOOC China’s proposal, both parties are entitled to resolve the issue through arbitration if the dispute cannot be resolved within 90 days through consultation since such dispute arises.

Periods and termination:
The Agreement will cover three phases: the exploration period, the development period and the production period.

Exploration period

It is expected that the exploration period will be the initial five years from the Effective Date, which is further divided into two stages with the initial three years as the first stage and the following two years as the second stage. The actual duration of exploration period of particular field within the Contract Areas will vary depending on the progress of exploration in such area. During the exploration period, CNOOC China will carry out exploration activities including without limitation drilling exploration wells and preliminary economic assessment within the Contract Areas. The cost in connection with these exploration activities will be borne by CNOOC China. At the end of stage one of the exploration period, CNOOC China can apply for relinquishment of certain area of the Contract Areas. At the end of stage two of the exploration period, unless otherwise agreed between CNOOC China and CUCBM, all the Contract Areas (save for those areas with proved reserves or are under development, under production and/or under evaluation) will be relinquished and returned to CUCBM. Subject to further agreement between CNOOC China and CUCBM, the exploration period may be extended after expiration.

Development period

If there is any CBM discovery in any CBM Field within the Contract Areas, CNOOC China will report to the joint management committee. If the joint management committee or CNOOC China decides to conduct pilot testing in the relevant CBM Field, CNOOC China will carry out the pilot testing based on the pilot testing agreement to be entered into between the parties and the pilot testing plan approved by the joint management committee. Depending on the results of the pilot testing, CNOOC China will prepare the reserve report in respect of the relevant CBM Field for submission to the relevant governmental authorities. Upon approval by the relevant governmental authorities, CNOOC China will then prepare the overall development plan of the relevant CBM Field for approval by the joint management committee and relevant governmental authorities. If the parties agree that the CBM Field has commercial value based on the result of pilot testing and taking into consideration the geological condition, expected production capacity and other factors relevant to the assessment of economic benefits, the parties will enter into supplemental agreement governing the development of the CBM Field while preparing the overall development plan.

During the development period, CNOOC China will carry out the development work, including research, planning, design, construction, installation and drilling, to bring the relevant CBM Field to commercial production. CNOOC China will bear 70% and CUCBM will bear 30% of the development cost, respectively. CUCBM has the option to reduce its proportional participation in a CBM Field to less than 30% or not to participate in the development of the CBM Field. In the event that CUCBM has decided to reduce its proportional participation in a CBM Field or not to participate in the development of the CBM Field, CNOOC China will take over the participating interests given up by CUCBM, and bear the development cost based on its actual participating interests in the CBM Fields.

It is further stipulated in the Agreement that, subject to mutual agreement between CNOOC China and CUCBM, CUCBM can choose to increase its proportional participation in a CBM Field to more than 30% but in any event not more than 50% in the development period of a CBM Field.  In this case, CUCBM will bear more development and production costs accordingly.

Production period

During the production period, CNOOC China will support the production of the CBM Field, including carrying out extraction, treatment, storage and transportation. After the CBM Fields have entered into the production period, CNOOC China and CUCBM will bear production costs in the same proportion as that of the development costs.

It is stipulated in the Agreement that, each of CNOOC China and CUCBM is entitled to give up their entire participation interest in any CBM Fields and its rights and obligations in connection with such CBM Fields shall cease from the date of notification (save for the rights and obligations accrued prior to the date of notification and the abandonment costs it is responsible for determined based on its then participating interests). If both CNOOC China and CUCBM decide to give up their participation interests in any particular CBM Field, the abandonment costs shall borne by CNOOC China and CUCBM in proportion to their participating interest and such CBM Fields will be relinquished from the Contract Areas.

The revenue generated from the sale of CBM and CBM products extracted from the Contract Areas will first be used to settle taxes and resources compensation fee payable to the relevant governmental authorities. The remaining revenue after the deduction of taxes and resources compensation fee (the “Remaining Revenue”) will be allocated as follows:

(1)      80% of the Remaining Revenue will be allocated in the following priority to recover:

(a)   the operating costs and abandonment costs incurred by CNOOC China and CUCBM for the CBM operations;
(b)   the exploration costs incurred by CNOOC China during the exploration period, certain recognized past cost incurred by CUCBM on exploration in any part of the Contract Areas conducted prior to the Effective Date (the amount of which is subject to confirmation by CNOOC China), and the development pilot testing costs incurred by one or both parties to the Agreement; and
(c)   the development costs incurred by CNOOC China and CUCBM, respectively, plus compound interest at a rate of 9% per annum; and

(2)   the aggregate amount of (x) the other 20% of the Remaining Revenue and (y) the remainder of 80% of the Remaining Revenue after deduction of (a), (b) and (c) in paragraph (1) above ((x) and (y) together, the “Balances”) will be distributed between the parties to the Agreement as follows:

A proportion of the Balances, which proportion will be calculated based on the formula set out in the Agreement pursuant to which the Balances attributed to each of the CBM Fields, multiplied by a series of co-efficient (which are inversely related to the production volume of the relevant CBM Fields), will be distributed to CNOOC China and CUCBM based on their participating interests in the relevant CBM Fields. The remainder of the Balances will be retained by CUCBM.

Based on the above, CNOOC China will receive: (i) the various costs incurred by CNOOC China in accordance with paragraph (1) above; and (ii) the Balances apportioned to CNOOC China determined in accordance with paragraph (2).

CNOOC China and CUCBM will jointly determine the selling price of the CBM and CBM products extracted from the Contract Areas with reference to certain benchmarks reflecting the local market prices for these products.

Pursuant to the Agreement, if any shale gas or tight sandstone gas fields are discovered in the Contract Areas and CUCBM has obtained the relevant mining licenses, CNOOC China and CUCBM will cooperate in the exploration, development and production of such resources.

Termination

As in other independent third party production sharing contracts of the Group, the Agreement does not include any termination events reflecting the parties’ intention to complete the transactions contemplated under the Agreement given the significant capital commitment required under the Agreement. The Agreement will only be terminated prior to the expiry of the term of the Agreement by mutual agreement of CNOOC China and CUCBM.

Information relating to CUCBM

CUCBM is a limited liability company established in 1996 in the PRC. Its principal business includes the exploration, development, production and transportation of CBM in the PRC.  Apart from cooperating with domestic companies, CUCBM was also granted the exclusive rights by the State Council to explore, develop and produce CBM in cooperation with foreign companies. CUCBM has obtained the exploration rights granted by the Ministry of Land and Resources of the PRC for the CBM blocks within the Contract Areas.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, CNOOC and China National Coal Group Corporation (中國中煤能源集團有限公司) each currently holds 50% of the equity interests in CUCBM. On the basis that CNOOC is entitled to exercise or control the exercise of 30% or more of the voting right at general meetings of CUCBM, CUCBM is an associate of the controlling shareholder of the Company and hence a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules.

Reasons for and benefits of entering into the connected transaction

The Board considers that entering into the Agreement with CUCBM to engage in the exploitation of CBM resources is an excellent opportunity for the Company to develop its business in the clean energy and onshore China sectors, consistent with the overall development strategies of the Company.  In particular, the Board considers the reasons for and benefits of the transaction to be as follows:

(1)
The Group is principally engaged in the exploration, development, production and sale of crude oil and natural gas. While the Group is China’s largest producer of offshore crude oil and natural gas, the Company is actively exploring opportunities in the development of unconventional resources. The Company believes unconventional resources has great potential and will become an important source of energy. There is also a trend of increased investment in unconventional resources by major petroleum corporations. The Directors believe that entering into the CBM business represents a strategic step by the Company to diversify its existing reserve portfolio and to develop new business areas for long-term growth.

(2)
While the Group’s current core operation areas are offshore China, including Bohai, Western South China Sea, Eastern South China Sea and East China Sea, the Contract Areas cover CBM blocks located in nine provinces onshore China. The Directors consider that engaging in the CBM business enables the Company to utilize its existing technologies, operational experience and market knowledge related to the oil and gas development in China. The Directors believe that entering into the Agreement with CUCBM is a good opportunity for the Company to develop its business onshore China.

(3)
CBM is a relatively clean source of energy. The PRC government encourages the exploitation of CBM through subsidies, tax holidays and other favorable government policies. The Directors consider exploitation of CBM is in line with the Company’s social responsibility mission of environmental protection.

(4)
CUCBM was established in 1996 by the PRC government as a state vehicle for the exploration, appraisal and development of CBM resources in the PRC. Apart from cooperating with domestic companies, CUCBM was also granted the exclusive rights by the State Council to explore, develop and produce CBM in cooperation with foreign companies. Considering CUCBM’s special market status, its experience in the industry and track record in cooperation with reputable domestic and foreign oil, gas and energy companies and given that CUCBM has the exclusive rights in respect of the Contract Areas, the Company considers it desirable to enter into the Agreement with CUCBM in order to develop the CBM business in these areas.

(5)
The production sharing arrangement under the Agreement is a common business practice in the global oil and gas industry which has been adopted in domestic offshore oil and gas industry for over 30 years, and is in compliance with the PRC government policy and requirements in relation to exploitation of CBM resources in the PRC.

As in other independent exploration projects carried out by the Group, substantial capital resources are required to develop the CBM business as a result of heavy capital expenditures to conduct exploration, development and production work of CBM blocks.  This imposes certain level of risk to the Group as under the Agreement, CNOOC China carries out exploration activities contemplated under the Agreement at its own costs and risk.  If CNOOC China invests funds in the exploration but does not discover any CBM, or discovers that their extraction would be economically unprofitable, the expended funds would not be refunded to CNOOC China and shall be recorded in the income statement of the Group.

Notwithstanding the above risks, the executive Directors are of the view that (i) by entering into the Agreement with CUCBM, the Group can leverage on CUCBM’s expertise and experience to conduct exploration and development in the Contract Areas, which has hands-on expertise and extensive experience in CBM operation, successful track record in developing CBM blocks and proven capabilities in operating and producing CBM; and (ii) the estimated aggregate amount of exploration spending by the Group for the coming five years ending 31 December 2012, 2013, 2014, 2015 and 2016 under the Agreement of approximately RMB2,566.7 million (being the total Budgeted Expenses of RMB9,933.3 million less the preliminary development expenses of RMB7,366.6 million as described in the paragraph headed “Funding Commitment under the Agreement” below) only represents approximately 7.2% of the aggregate spending on exploration activities of the Group for the past five years ended 31 December 2007, 2008 2009, 2010 and 2011 of approximately RMB35,800 million, which is not considered significant as compared to the historical spending on exploration activities of the Group. On this basis, the Directors (including the independent non-executive Directors) are of the view that the Agreement and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole taking the aforementioned risks into account.

Funding Commitment under the Agreement

The Agreement provides that CNOOC China must fulfil the annual minimum exploration work commitment and incur the minimum amount of exploration costs in every calendar year of the exploration period required under the applicable PRC laws and regulations. The minimum amount of annual exploration costs required under the applicable PRC laws and regulations is RMB10,000/km2 and the total minimum annual exploration costs required for the Contract Areas under the applicable PRC laws and regulations amount to approximately RMB110 million.

As at the date of this announcement, the executive Directors estimate that CNOOC China will incur the total Budgeted Expenses of RMB9,933.3 million (being the sum of RMB9,713.3 million for the initial three years of the exploration period and RMB220 million for the remaining two years of the exploration period), the details of which are set out below.

The executive Directors consider that if the Group merely invests such annual minimum exploration costs amount, the chance for successful discovery is low.  In order to increase the chance of successful discovery for the initial three years of the exploration period, the Group has to conduct additional seismic survey, geological and geophysical studies, drilling and testing.  Based on the Group’s experience on other gas field projects and the discussion with management of CUCBM which has a successful track record in developing CBM blocks, the executive Directors approve a budget in an amount of RMB9,713.3 million to be incurred by the Group for the initial three years of the exploration period.  The amount of RMB9,713.3 million includes (1) the minimum exploration costs of RMB330 million as required under the applicable PRC laws and regulations; (2) the costs for the additional surveys, studies, drilling and testing to increase the chance of successful discovery for the initial three years of the exploration period of approximately RMB2,016.7 million; and (3) the preliminary development cost of approximately RMB7,366.6 million in connection with certain part of Contract Areas which are expected by the parties to have higher likelihood of CBM discovery based on the exploration in the surrounding areas already conducted by CUCBM prior to the Effective Date, and hence may proceed to development period during the initial five years from the Effective Date. Such preliminary development cost is estimated based on, among other things, the cost of drilling and construction of ancillary facilities required for development in such areas.

As the exploration work for the initial three years of the exploration period is yet to be carried out by the Group, the executive Directors are not in a position to estimate the costs to be incurred by the Group for the remaining two years of the exploration period without exploration results for the initial three years of the exploration period.  Therefore, only the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations are taken into account in determining the Budgeted Expenses for the remaining two years of the exploration period.

In the event that the minimum total annual exploration costs required under the applicable PRC laws and regulations are not fulfilled at any time during the exploration period, the mining licenses in respect of CBM of the relevant part of the Contract Areas may be revoked by the relevant governmental authorities and such failure to meet the minimum total annual exploration costs required under the applicable PRC laws and regulations will also constitute a breach of the Agreement. The Company expects the Budgeted Expenses will satisfy the minimum annual exploration costs required under the applicable PRC laws and regulations and will discuss with CUCBM and consult the relevant governmental authorities if it foresees any shortfall.

It is the intention of the Group to finance the Budgeted Expenses by its internal resources. Whether CNOOC China or CUCBM intends to make further funding or expenditure to the cooperation arrangements under the Agreement is entirely contingent upon the commercial discovery of CBM within the Contract Areas and there is no minimum annual costs requirement for the development and production periods under the Agreement, which is consistent with the other independent third party production sharing contracts of the Group. There is also no minimum annual costs to be incurred for each of the development and production periods under the applicable PRC laws and regulations.

Upon discovery of CBM reserves, CNOOC China will submit a detailed overall development plan including among other things, the budgeted annual development and production costs to the joint management committee for assessment and approval. The overall development plan will then be submitted to the relevant governmental authorities for approval.

Implications under the Listing Rules

CNOOC China is a direct wholly owned subsidiary of the Company. CNOOC, the controlling shareholder of the Company, currently holds 50% of the equity interests in CUCBM. On the basis that CNOOC is entitled to exercise or control the exercise of 30% or more of the voting right at general meetings of CUCBM, CUCBM is an associate of the controlling shareholder of the Company and hence a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules.  Accordingly, the Agreement constitutes a connected transaction of the Company under Rule 14A.13(6) of the Listing Rules.

Based on the Budgeted Expenses, the applicable percentage ratios (as defined in the Listing Rules) in respect of the production sharing arrangement under the Agreement will be less than 5%. Accordingly, the Agreement will be subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.  However, given that the total funding commitment under the Agreement cannot be determined at this stage, and in light of the long-term nature of the Agreement, the Board is of the view that the Agreement should nonetheless be subject to the Independent Shareholders’ approval according to Chapter 14A of the Listing Rules.

Approval by Independent Shareholders

In view of the equity interests held directly or indirectly by CNOOC in OOGC and CNOOC BVI, OOGC and CNOOC BVI and their respective associates will abstain from voting in relation to the resolution approving the Agreement and the transactions contemplated thereunder. An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Agreement and the transactions contemplated thereunder, and Somerley Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

A circular containing, amongst other things, further information on the terms of the Agreement, a letter from the Independent Board Committee, a letter from the Independent Financial Adviser, together with a notice to convene an extraordinary general meeting to approve the Agreement and the transactions contemplated thereunder is expected to be issued to the Shareholders on 3 August 2012.

General

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products. CNOOC China is a direct wholly owned subsidiary of the Company.

The principal business activity of CUCBM is the exploration, development, production and transportation of CBM in the PRC.

Definitions

“Agreement”
the Coalbed Methane Resources Exploration and Development Cooperation Agreement dated 3 August 2012 between CNOOC China and CUCBM in relation to the exploration, development, production and sale of CBM and CBM products

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBM”	Coalbed Methane

“CBM Field”	an existing CBM discovery or an accumulation of CBM for which it has been decided to proceed with development within the Contract Areas

“CNOOC”
China National Offshore Oil Corporation (中國海洋石油總公司), the controlling shareholder of the Company indirectly holding approximately 64.45% of the Shares of the Company in issue through OOGC and CNOOC BVI as at the date of this announcement

“CNOOC BVI”
CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly owned subsidiary of OOGC and the controlling shareholder of the Company directly holding approximately 64.45% of the Shares of the Company in issue as at the date of this announcement

“CNOOC China”	CNOOC China Limited (中海石油(中國)有限公司), a limited liability company incorporated in the PRC and a direct wholly owned subsidiary of the Company

“Company”
CNOOC Limited (中國海洋石油有限公司), a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange and whose American Depository Receipts are listed on the New York Stock Exchange

“Contract Areas”
the areas for which CUCBM has been granted exclusive rights to explore, develop and produce CBM and within which exploration, development and production activities will be conducted under the Agreement

“CUCBM”	China United Coalbed Methane Corporation Limited (中聯煤層氣有限責任公司), a limited liability company incorporated in the PRC

“Director(s)”	director(s) of the Company as at the date of this announcement

“Effective Date”	the date on which the Agreement takes effect, which is a date after the signing date of the Agreement, subject to certain conditions precedent in the Agreement being satisfied

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”
an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Wang Tao, the independent non-executive Directors, which has been formed for the purpose of advising the Independent Shareholders in relation to the Agreement and the transactions contemplated thereunder with Mr. Chiu Sung Hong acting as the chairman

“Independent Financial Adviser”
Somerley Limited, a corporation licensed to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), which has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholder(s)”	Shareholders of the Company other than CNOOC and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“OOGC”
Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly owned subsidiary of CNOOC, the sole shareholder of CNOOC BVI, and a shareholder of the Company directly holding five shares of the Company as at the date of this announcement

“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, Macau and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	shares(s) of HK$0.02 each in the share capital of the Company

“Shareholder(s)”	registered holder(s) of the Shares

“State Council”	State Council of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 3 August 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

Exhibit 99.2

For Immediate Release

Yacheng 13-4 Gas Field Starts Production Successfully

(Hong Kong, August 3, 2012) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883) announced today that Yacheng 13-4 gas field has recently commenced production successfully.

Yacheng 13-4 is located about 72 kilometers southwest of Sanya, Hainan Province, in the north part of the South China Sea with an average water depth of about 85 meters. This project was designed to share the existing facilities of Yacheng 13-1 gas field and built three new subsea production equipments for overall development. Three development wells have also been arranged. Yacheng 13-4 is expected to hit its peak production of 0.35 billion cubic meters per annum in 2013.

Mr. Chen Bi, Executive Vice President of the Company, said, “The successful start-up of Yacheng 13-4 will make a contribution to achieve our production target this year.”

Yacheng 13-4 is an independent gas field in which the Company holds 100% interest and acts as the Operator.

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2011 Annual Report on Form 20-F filed on April 20, 2012.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
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For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com